Exhibit 99.1

TUNGRAY TECHNOLOGIES INC
(incorporated in the Cayman Islands)
(NASDAQ: TRSG)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Tungray Technologies Inc (the “Company”) will be held on September 20, 2025, at 9:00 a.m. Singapore time (September 19, 2025, at 9:00 p.m., U.S. Eastern time) at #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933, and virtually via teleconference, for which you must register in advance at: https://forms.cloud.microsoft/r/n9UUNQGknZ, or any adjournment thereof, for the purpose of passing the following ordinary resolutions:

(i)    to re-elect each of the five directors named in this notice to shareholders (the “Proxy Statement”) to hold office until the next annual general meeting of shareholders and until his/her respective successor is elected and duly qualified;

(ii)   to approve the appointment of Guangdong Prouden CPAs GP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025; and

(iii)  to approve the Tungray Technologies Inc 2025 Equity Incentive Plan.

The Board of Directors has fixed the close of business on August 6, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Class A or Class B ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2025 annual report, from the Company’s website at https://tungray.uscubixtech.com/investor/financial-reports.html or by submitting a request to the investor relations contact, Mr. Bill Zuma, ICR Inc., at tungray@icrinc.com.

By Order of the Board of Directors,
/s/ Wanjun Yao
Wanjun Yao
Chairman of the Board of Directors

August 12, 2025

TUNGRAY TECHNOLOGIES INC
ANNUAL GENERAL MEETING OF SHAREHOLDERS
September 20, 2025
9:00 a.m., Singapore Time

PROXY STATEMENT

The board of directors (the “Board”) of Tungray Technologies Inc (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on September 20, 2025, at 9:00 a.m. Singapore Time (September 19, 2025, at 9:00 p.m., U.S. Eastern time) at #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933 and virtually via teleconference, for which you must register in advance at: https://forms.cloud.microsoft/r/n9UUNQGknZ, or any adjournment thereof.

Only holders of the Class A ordinary shares of the Company (the “Class A ordinary shares”) or Class B ordinary shares of the Company (the “Class B ordinary shares,” together with Class A ordinary shares, the “ordinary shares”) of record at the close of business on August 6, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative throughout the Meeting shall form a quorum. Each Class A ordinary share that you own in your name entitles you to one vote on the applicable proposals, while each Class B ordinary share that you own in your name entitles you to twenty (20) votes on the applicable proposals.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

(i)to re-elect each of the five directors named in this notice to shareholders (the “Proxy Statement”) to hold office until the next annual general meeting of shareholders and until his/her respective successor is elected and duly qualified;

(ii)to approve the appointment of Guangdong Prouden CPAs GP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025; and

(ii)to approve the Tungray Technologies Inc 2025 Equity Incentive Plan.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE NOMINEES LISTED IN PROPOSAL NO. 1, “FOR” THE PROPOSAL NO. 2, AND “FOR” THE PROPOSAL NO. 3.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules, which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended December 31, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission on May 14, 2025. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2024 Annual Report by visiting the “Annual Results” heading under the “Financial Report” section of the Company’s website at https://tungray.uscubixtech.com/investor/financial-reports.html. If you want to receive a paper or email copy of the Company’s 2024 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations contact, Mr. Bill Zuma, ICR Inc., at tungray@icrinc.com.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Transhare Corporation, you are a “Shareholder of Record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As a Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered a beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee. As a beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not a Shareholder of Record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder.

How do I vote?

If you were a Shareholder of Record of the Company’s ordinary shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each Class A ordinary share that you own in your name entitles you to one vote on the applicable proposals, while each Class B ordinary share that you own in your name entitles you to twenty (20) votes on the applicable proposals.

(1) You may submit your proxy by mail.    You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card by mail prior to September 19, 2025 and if you mark your voting instructions on the proxy card, your shares will be voted:

•as you instruct, and

•according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

•FOR each nominee for director;

•FOR the approval of appointment of Guangdong Prouden CPAs GP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025;

•FOR the approval of the Tungray Technologies Inc 2025 Equity Incentive Plan; and

•According to the best judgment of your proxy if a proposal comes up for a vote at the Meeting that is not on the proxy card.

(2) You may vote in person at the Meeting.    We will provide written ballots to any Shareholder of Record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

•sending a written notice to the Chief Financial Officer of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

•signing another proxy card with a later date and returning it to the Chief Financial Officer before the polls close at this Meeting; or

•attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

How many votes are required to re-elect the Director Nominees as directors of the Company?

The re-election of each nominee for director requires the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

How many votes are required to approve the appointment of Guangdong Prouden CPAs GP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025?

The proposal to approve the appointment of Guangdong Prouden CPAs GP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 requires the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

How many votes are required to approve the Tungray Technologies Inc 2025 Equity Incentive Plan?

The proposal to approve the Tungray Technologies Inc 2025 Equity Incentive Plan requires the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact Mr. Bill Zuma, ICR Inc., at tungray@icrinc.com, or by sending a letter to the offices of the Company at #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933, with any questions about proposals described in this proxy statement or how to execute your vote.

PROPOSAL NO. 1

RE-ELECTION OF DIRECTORS

The nominees listed below (the “Director Nominees”) have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for re-election as directors of the Company. Unless such authority is withheld, proxies will be voted for the re-election of the persons named below, each of whom has been designated as a nominee. If, for any reason not presently known, any person is not available to serve as a director, another person who may be nominated will be voted for in the discretion of the proxies.

Director Nominees

The Director Nominees recommended by the Board are as follows:

Name	Age	Position(s)
Wanjun Yao	60	Chairman, Chief Executive Officer and Director
Jingan Tang	47	Director
Kevin D. Vassily	58	Independent Director
David Ping Li	60	Independent Director
Weston Twigg	51	Independent Director

Mr. Wanjun Yao, Chairman, Chief Executive Officer and Director. As our founder, Mr. Yao currently serves as the Chairman of our Board of Directors and Chief Executive Officer of our Company. Starting his career in Shandong Province, Eastern China, in the late 1980s, Mr. Yao rose through the ranks at various food processing businesses before moving to Singapore in 1997. In 1997,, Mr. Yao founded Tungray Singapore Pte. Ltd (“Tungray Singapore”), providing automation solutions for manufacturing businesses. Starting as a one-person shop, Mr. Yao expanded his business into a conglomerate with subsidiaries in China and Singapore and businesses spanning across manufacturing solutions, welding, motor production, etc., including founding Qingdao Tongri Electric Machines Co., Ltd., one of Mr. Yao’s first China-based businesses in 2002, Tungray Industrial Automation (Shenzhen) Co., Ltd. (“Tungray Industrial”) in 2010, and Qingdao Tungray Intelligent Co., Ltd. in 2017, among others. Mr. Yao graduated with a bachelor’s degree in mechanics from Zhengzhou Institute of Food Sciences (now Henan University of Technology) in 1988 and finished EMBA programs in Peking University President Class in 2014.

Mr. Jingan Tang, Director. Mr. Tang has served as a director of the Company since February 1, 2023. Mr. Tang has served as the Vice Chair of the Board of Directors of Tungray Industrial since May 2010, and as its CEO since its formation in May 2010, and has served as CEO of Tongsheng Intelligent Equipment (Shenzhen) Co., Ltd. since its formation in October 2021 and as the CEO and director of Tongsheng Intelligence Technology Development (Shenzhen) Co., Ltd. since its formation in August 2022. In these roles, Mr. Tang played a major part in establishing our Shenzhen-based manufacturing base for our ETO-focused business and continues to supervise the various ETO-focused business lines of our Shenzhen-based subsidiaries. Mr. Tang started his career with one of our Singapore subsidiaries, first joining Tung Resource Pte. Ltd. in August 2004. He graduated from Singapore Institute of Management in 2002 with a diploma in Business and Management.

Mr. Kevin D. Vassily, Independent Director. Mr. Vassily has been serving as the independent director of the Company since March 28, 2024. Mr. Vassily has extensive working experience as a senior management team member serving private and public companies. Mr. Vassily has been a member of the board of directors of Aimfinity Investment Corp. I since March 2023, Thunder Power Holdings, Inc. (Nasdaq: AIEV), a Taiwanese electronic vehicle developer, since June 2024, and Denali Capital Acquisition Corp. (Nasdaq: DECA), a SPAC, since April 2022. From June 2022 to June 2024, he served as a director of Feutune Light Acquisition Corporation, a Nasdaq-listed SPAC, until its business combination. In January 2021, he was appointed Chief Financial Officer, and in March 2021, became a member of the board of directors of iPower Inc. (Nasdaq: IPW), an online hydroponic equipment retailer and supplier. Prior to joining iPower, from 2019 to January 2021, Mr. Vassily served as Vice President of Market Development for Facteus, Inc., a financial analytics company focused on the Asset Management industry. From March 2019 through Janurary 2020, he served as an advisor at Woodseer Global, a financial technology firm providing global dividend forecasts. From October 2018 through its acquisition in March 2020, Mr. Vassily served as an advisor at Go Capture (which was acquired by Deloitte China in 2020), where he was responsible for providing strategic, business development, and product development advisory services for the company’s emerging “Data as a Service” platform. Since February 2020, Mr. Vassily has served as a director of Zhongchao Inc. (Nasdaq: ZCMD), a provider of healthcare information, education and training services to healthcare professionals and the public in China. Since July 2018, Mr. Vassily has also served as an advisor at Prometheus Fund, a Shanghai-based merchant bank/private equity firm focused on the “green” economy. From April 2015 through May 2018, Mr. Vassily served as an associate director of research at Keybanc Capital Markets Inc. From June 2010 to April 2015, he served as the director of research at Pacific Epoch, LLC (a wholly-owned subsidiary of Pacific Crest Securities LLC). From May 2007 to May 2010, he served as the Asia Technology business development representative and as a senior analyst at Pacific Crest Securities. From July 2003 to September 2006, he served as senior research analyst in the semiconductor technology group at Susquehanna International Group, LLP. From September 2001 to June 2003, Mr. Vassily served as the vice president and senior research analyst for semiconductor capital equipment at Thomas Weisel Partners Group, Inc. Mr. Vassily began his career on Wall Street in August 1998, as a research associate covering the semiconductor industry at Lehman Brothers. He holds a B.A. in liberal arts from Denison University and an M.B.A. from the Tuck School of Business at Dartmouth College.

Mr. David Ping Li, Independent Director.  Mr. Li has been serving as the independent director of the Company since March 28, 2024. Mr. Li has more than 25 years of experience in the finance and investment industries. Mr. Li is vice president of Finance at Perfect Storm founded by Justin Lin who directed films and TV series including the global franchise film Fast and Furious sequels and TV series since January 2023.  He was vice president of Finance and co-founder at Anthem & Song Pictures from February 2015 and vice president of International Finance at AGBO Films LLC (part-time from June 2020 to July 2022), both co-founded by the Russo brothers, who directed Avengers: Infinity War, Avengers: End Game, Captain America: The Winter Soldier and Captain America: Civil War. Mr. Li was a director of Feutune Light Acquisition Corp., a SPAC listed on Nasdaq, from June 2022 until its business combination in June 2024. From January 2012 to December 2014, Mr. Li was managing director of Strategic Investment, Open Innovation at Koninklijke Phillips N.V. (NYSE: PHG), a global electronics company. From November 2008 to December 2011, Mr. Li was investment director at Intel Capital, the investment division of Intel Corporation with focus on investments in the technology, media, and telecom sector. From January 2004 to October 2008, Mr. Li served as managing director at ChinaVest Inc., a venture capital firm responsible for identifying, evaluating and executing investments to achieve financial returns. From February 2002 to July 2003, Mr. Li served as Chief Financial Officer of Great Wall Technology Co. Ltd., a publicly traded diversified technology company. Mr. Li was senior associate in the Investment Banking Division of Donaldson, Lufkin & Jenrette (acquired by Credit Suisse First Boston) from September 1998 to December 2001. From November 2008 to October 2019, Mr. Li served as independent director and chairman of the audit committee of Highpower International, Inc., a lithium battery company listed on Nasdaq (Nasdaq: HPJ). Mr. Li graduated from Peking University with a Bachelor of Arts degree in Biochemistry. He received a master’s degree in molecular biology from Columbia University and an MBA in finance from the Wharton School of University of Pennsylvania.

Mr. Weston Twigg, Independent Director. Mr. Twigg has been serving as the independent director of the Company since March 28, 2024. In October 2023, he co-founded Good Distillations Co., where he acts as CEO. Prior to this, Mr. Twigg was an independent director and audit committee chair for TradeUP Acquisition Corp., a special purpose acquisition company listed on Nasdaq, from July 2021 to September 2023. Mr. Twigg served as Chief Financial Officer of Inno Holdings Inc., a building technology company, from January 2023 to July 2023. Mr. Twigg was previously a Managing Director and Equity Research Analyst leading the Industry 4.0 Software and Systems research practice at Piper Sandler, from July 2021 to September 2022. Before joining Piper Sandler, he was a Managing Director and Equity Research Analyst leading the semiconductor equity research group at KeyBanc Capital Markets from 2014 to 2021. Before joining KeyBanc Capital Markets, Mr. Twigg was an Associate Equity Analyst from 2005 to 2007, Senior Equity Analyst from 2007 to 2012, and Principal from 2012 to 2014 at Pacific Crest Securities until Pacific Crest Securities was acquired by KeyBanc Capital Markets in September 2014. Prior to joining Pacific Crest Securities, Mr. Twigg worked in the semiconductor industry as a senior engineer at Intel from 2000 to 2005, and before that, as a process engineer at Samsung from 1998 to 2000. Mr. Twigg received his MBA from the Michael G. Foster School of Business, University of Washington, his Master of Science in Chemical Engineering from Michigan State University, and his Bachelor of Arts in Chemistry from Albion College. Mr. Twigg has been recognized as one of the Top Ten Stock Pickers in the U.S. by Financial Times and StarMine, and has been a winner in The Wall Street Journal’s “Best on the Street” survey multiple times, including taking the top spot in 2011. In 2008, he was voted “Best Up-and-Coming Analyst” by Institutional Investor, and he has been regularly named in that publication’s All-American Research Team.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to the Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. The Company has the right to seek damages if a duty owed by any of our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Each of the Company’s directors holds office for the term, if any, fixed by the resolution of shareholders or the resolution of directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal. The office of director shall be vacated if the director (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) dies or is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to the Company; (d) without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or (e) is removed from office pursuant to any other provision of the Articles of Association of the Company.

All of the Company’s executive officers are appointed by and serve at the discretion of the Company’s Board.

Qualification

There is currently no shareholding qualification for directors.

Committees of the Board of Directors

The Company has established three committees under the Board: An audit committee, a compensation committee and a nominating and corporate governance committee. Even though the Company is exempted from corporate governance standards because it is a foreign private issuer, the Company has voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

The Audit Committee is responsible for, among other matters:

•appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•reviewing with the independent auditors any audit problems or difficulties and management’s response;

•discussing the annual audited financial statements with management and the independent auditors;

•reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•reviewing and approving all proposed related party transactions;

•meeting separately and periodically with management and the independent auditors; and

•monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Our Audit Committee consists of Kevin D. Vassily, David Ping Li and Weston Twigg, with Kevin D. Vassily serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and Nasdaq rules. In addition, our board has determined that Kevin D. Vassily qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the Nasdaq rules.

Compensation Committee

The Compensation Committee is responsible for, among other matters:

•reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•approving reviewing and recommending to the board with respect to the compensation of our directors; and overseeing the total compensation package for our executives other than the most senior executive officers;

•reviewing periodically and approving any long-term incentive compensation or equity plans, if any;

•selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Our Compensation Committee consists of Kevin D. Vassily, David Ping Li and Weston Twigg, with David Ping Li serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under Nasdaq rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for, among other matters:

•identifying and recommending nominees for election or re-election to our board of directors or for appointments to fill any vacancy;

•reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•identifying and recommending to our board the directors to serve as members of committees;

•advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Our Nominating and Corporate Governance Committee consists of Kevin D. Vassily, David Ping Li and Weston Twigg, with Weston Twigg serving as chair of the Nominating and Corporate Governance Committee. Our board has affirmatively determined that each of the members of the Nominating and

Corporate Governance Committee meets the definition of “independent director” for purposes of serving on a Nominating and Corporate Governance Committee under Nasdaq rules.

Code of Business Conduct and Ethics

Our board has adopted a code of business conduct and ethics that applies to our directors, officers and employees.

Insider Trading Policy

The Board has adopted an Insider Trading Policy (the “Insider Trading Policy”) that sets forth restrictions and procedures regarding trading by insiders in the securities of the Company. The Board reviews the Insider Trading Policy at least annually and makes updates as necessary.

Clawback Policy

The Board has adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer.

Compensation of Executive Officers

We entered into an employment agreement with each of our executive officers on March 29, 2023, except that we entered into an employment agreement with Ms. Qian, our CFO, on September 1, 2024. The term of each of our executive officers’ employment will be automatically renewed unless terminated by either party by giving 30-day advance notice. We may terminate the employment for cause, at any time, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for one year following termination of the employment.

In addition to the above-mentioned employment agreements, Lei Yao entered into an employment agreement on July 1, 2022 with Tungray Singapore, one of our wholly owned subsidiaries. Pursuant to such employment agreement, Mr. Yao agreed to provide services as Chief Technology Officer to Tungray Singapore or any of the affiliated companies.

For the year ended December 31, 2024, we paid an aggregate of $566,732 in cash to our executive officers. For the year ended December 31, 2023, we paid an aggregate of $309,852 in cash to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our subsidiaries in PRC are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund.

Compensation of Directors

For the fiscal year ended December 31, 2024, we paid an aggregate of $30,000 in cash to our directors, payable in equal instalments monthly. For the fiscal year ended December 31, 2023, we did not compensate our directors.

We have agreed to pay each of the independent directors an annual cash compensation in the amount of $20,000, payable in equal instalments monthly, and annual equity compensation of 6,000 Class A ordinary shares payable yearly since the effectiveness of the registration statement in connection with our initial public offering on March 28, 2024.

OWNERSHIP OF THE COMPANY’S SECURITIES

The following tables set forth certain information with respect to the beneficial ownership of our Class A ordinary shares (including Class A ordinary shares issuable upon the conversion of outstanding Class B ordinary shares) for:

●each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Class A ordinary shares or Class B ordinary shares;

●each of our directors;

●each of our named executive officers; and

●all of our directors and executive officers as a group.

The beneficial ownership of our Class A ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the Class A ordinary shares issuable upon the conversion of the outstanding Class B Ordinary Shares, share options, warrants and any other securities that are exercisable within 60 days of the date hereof. Class A ordinary shares issuable pursuant to exercise of convertible securities are deemed outstanding for computing the percentage of the person holding such convertible securities but are not outstanding for computing the percentage of any other person. As of the date hereof, there were 67,674 Class A ordinary shares issuable pursuant to warrants exercisable within 60 days thereof, and none of the shareholders listed in the table below holds any warrants.

The percentage of beneficial ownership owned is based on 11,793,485 Class A ordinary shares and 4,560,000 Class B ordinary shares outstanding as of the date hereof. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners listed below have sole investment and voting power with respect to such shares. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933.

Name and Address of Beneficial Owner	Class A Ordinary Shares		Class B Ordinary shares
		% of Voting		% of Total Voting
	Shares	Power*	Shares	Power*
Directors and Named Executive Officers
Wanjun Yao (1) (7)	4,092,000	3.97%	4,560,000	88.55%
Lei Yao	—	—	—	—
Nina Qian	—	—	—	—
Jingan Tang (2)	2,520,000	2.45%	—	—
Kevin D. Vassily	—	—	—	—
David Ping Li	—	—	—	—
Weston Twigg	—	—	—	—
All executive officers and directors as a group (8 persons)	6,658,150	6.47%	4,560,000	88.55%
5% Shareholders
Pegasus Technologies Holding Ltd. (1)	690,000	0.67%	—	—
Pegasus Automation Global Ltd. (1)	720,000	0.70%	—	—
Enolios Ltd. (1)	2,250,000	2.18%	—	—
Pegasus Automation Ltd. (1)	—	—	4,560,000	88.55%
YuChang Global Ltd. (2)	738,000	0.72%	—	—
ChangYuan International Ltd. (2)	1,782,000	1.73%	—	—
UXY Technology Ltd. (3)	1,539,000	1.49%	—	—
WG5 Group Ltd. (4)	999,000	0.97%	—	—
HuiTec. Ltd. (5)	540,000	0.52%	—	—
Aurora International Development Ltd (6)(7)	432,000	0.42%	—	—

*Represents the voting power with respect to all of our Class A ordinary shares and Class B ordinary shares, voting as a single class. According to our amended memorandum and articles of association, holders of Class A ordinary shares are entitled to one vote per share on all matters subject to the vote at general meetings of our company, and holders of Class B ordinary shares are entitled to 20 votes per share on all matters subject to the vote at general meetings of our company.

†Less than 1%.

(1)Includes (i) 690,000 Class A ordinary shares held by Pegasus Technologies Holding Ltd.; (ii) 720,000 Class A ordinary shares held by Pegasus Automation Global Ltd.; (iii) 2,250,000 Class A ordinary shares held by Enolios Ltd. (“Enolios”); and (iv) 4,560,000 Class B ordinary shares held by Pegasus Automation Ltd. All four holding companies are limited liability companies incorporated under the British Virgin Islands laws and controlled by Mr. Wanjun Yao. The person having voting, dispositive or investment powers four entities is Mr. Yao.

(2)Includes (i) 1,782,000 Class A ordinary shares held by ChangYuan International Ltd.; and (ii) 738,000 Class A ordinary shares held by YuChang Global Ltd., both of which are limited liability companies incorporated under the British Virgin Islands laws and wholly-owned by Mr. Jingan Tang. The person having voting, dispositive or investment powers over these two entities is Mr. Jingan Tang.

(3)UXY Technology Ltd is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Mr. Demin Han. The address of UXY Technology Ltd is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over UXY Technology Ltd is Mr. Han.

(4)WG5 Group Ltd. is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Mr. Mingxing Gao. The address of WG5 Group Ltd. is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over WG5 Group Ltd. is Mr. Gao.

(5)HuiTec. Ltd. is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Mr. Gang Wang. The address of HuiTec. Ltd. is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over HuiTec. Ltd.is Mr. Wang.

(6)Aurora International Development Ltd. is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Ms. Liling Du. The address of Aurora International Development Ltd. is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over HuiTec. Ltd.is Ms. Du.

(7)Ms. Liling Du is the wife of Mr. Wanjun Yao, the Chairman, CEO and director of the Company. As spouses, Mr. Yao may be deemed to share the voting, dispositive or investment powers over Aurora International Development Ltd.

The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly.

CERTAIN RELATIONS AND RELATED PARTY TRANSACTIONS

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company.

During the last three years and up to the date of the filing of the Annual Report on Form 20-Ffon May 14, 2025, we have engaged in the following transactions with our related parties. Wanjun Yao, our Chief Executive Officer, is the major shareholder in our financial statements.

The table below sets forth the major related parties which has balances or transactions during the years presented and their relationships with the Company:

Name of related parties	Relationship with the Company
FDT (Qingdao) Intellectual Technology Co., Ltd	Common control under major shareholder
Tungray (Kunshan) Industrial Automation Co., Ltd	Common control under major shareholder
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	Common control under major shareholder
Qingdao Tungray Technology Development Co., Ltd.	Common control under major shareholder
Shanghai Tongrui Investment Management Co., Ltd.	Common control under major shareholder
Hefei CAS Dihuge Automation Co. Ltd	10.27% ownership interest investee
Kunshan Tungray Intelligent Technology Co., Ltd.	Common control under major shareholder
Qingdao Tungray Biology Technology Co., Ltd.	Common control under major shareholder
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	Common control under major shareholder
Wanjun Yao	Major shareholder/Chairman, Chief Executive Officer and Director
Jingan Tang	Director/Senior Manager of Tungray Industrial Automation (Shenzhen) Co., Ltd., a subsidiary
Liling Du	CFO of Tungray Singapore
Gang Wang	Shareholder of Tungray Singapore and Tung Resource Pte. Ltd., a subsidiary
Demin Han	Director of Tung Resource Pte. Ltd., a subsidiary
Lei Yao	Chief Technology Officer
Mingxing Gao	Director of Tungray Singapore
Hui Tang	Senior management of Qingdao Tungray Intelligent Technology Co., Ltd., a subsidiary
Tungmoon Investment Co., Ltd.	Common control under major shareholder

Related party balances

Account Receivable – related parties

Name of Related Party	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022

FDT (Qingdao) Intellectual Technology Co., Ltd	$30,092	$19,372	$67,031
Tungray (Kunshan) Industrial Automation Co., Ltd	210,811	202,679	7,626
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	51,444	52,889	30,086
Kunshan Tungray Intelligent Technology Co., Ltd.	35,209	44,649	-
Total	$327,556	$319,589	$104,743

Account payable, related parties

Name of Related Party	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022

FDT (Qingdao) Intellectual Technology Co., Ltd.	$13,700	$365,665	$-
Qingdao Tungray Technology Development Co., Ltd.	8,841	26,061	-
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	31,510	32,395	33,347
Shanghai Tongrui Investment Management Co., Ltd.	-	54,661	56,267
Kunshan Tungray Intelligent Technology Co., Ltd.	6,346	-	-
Hefei CAS Dihuge Automation Co., Ltd.	19,591	20,141	20,733
Total	$79,988	$498,923	$110,347

Other receivables – related parties

Other receivables – related parties are those nontrade receivables arising from transactions between the Company and certain related parties, such as advances made by the Company on behalf of related parties, and advance to related parties. These balances are unsecured and non-interest bearing. Current receivables are due on demand.

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Qingdao Tungray Biology Technology Co., Ltd.	$44,377	$23,816	$-
FDT (Qingdao) Intellectual Technology Co., Ltd	227,242	-	3,345
Du Liling	48,828	-	-
Hui Tang	-	-	13,348
Tungmoon Investment Co., Ltd.	-	-	7,134
Total	$320,447	$23,816	$23,827

Other payable– related parties

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advances made by the related party on behalf of the Company, dividend payables and related accrued interest payable on the advances. These balances are unsecured and non-interest bearing. Current payables are due on demand.

Name of Related Party	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
FDT (Qingdao) Intellectual Technology Co., Ltd	$39,323	$-	$-
Tungray (Kunshan) Industrial Automation Co., Ltd.	-	41,853	-
Qingdao Tungray Technology Development Co., Ltd.	18,438	-	-
Shanghai Tongrui Investment Management Co., Ltd	-	-	1,160
Jingan Tang	280,692	277,607	691,792
Liling Du	-	38,216	96,475
Gang Wang	-	54,005	188,525
Demin Han	-	156,455	538,014
Lei Yao	-	2,893	-
Mingxing Gao	-	99,837	349,566
Total	$338,453	$670,866	$1,865,532

Prepayment-related parties

Name of Related Party	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022

Shanghai Tongrui Investment Management Co., Ltd.	$20,254	$-	$-
FDT (Qingdao) Intellectual Technology Co., Ltd	776,878	-	-
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	14,286	-	-
Qingdao Tungray Technology Development Co., Ltd.	53,497	55,000	48,115
Tungray (Kunshan) Industrial Automation Co., Ltd.	3,003,903	993,745	-
Provision of doubtful accounts	(53,497)	-	-
Total	$3,815,321	$1,048,745	$48,115

Movements of provision of doubtful accounts of prepayments-related parties are as follows:

	For the Years Ended December 31,
	2024	2023	2022

Beginning balance	$-	$-	$-
Addition (recovery)	54,267	-	-
Exchange rate effect	(770)	-	-
Ending balance	$53,497	$-	$-

Operating lease liabilities- related parties

The Company entered into three lease agreements as a lessee under which it leased three operation buildings for 5-7 years from two related parties. The Company accounts for the leases in accordance with Financial Accounting Standards Board (FASB) Account Standards Codification (ASC) 842. The Company’s underlying building properties were classified as operating leases, and the related lease liabilities were recorded under operating lease liabilities – related parties.

Name of Related Party	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022

Tungray (Qingdao) Technology Development Co., Ltd	$201,296	$244,112	$206,789
Jingan Tang	158,007	218,432	356,390
Total	359,303	462,544	563,179
Current portion of operating lease liabilities - related parties	(168,551)	(123,094)	(73,166)
Noncurrent portion of operating lease liabilities - related parties	$190,752	$339,450	$490,013

Related party transactions

Revenue from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023	2022
Tungray (Kunshan) Industrial Automation Co., Ltd.	Sales of products	$8,581	$231,209	$-
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd.	Sales of products	-	26,245	-
FDT (Qingdao) Intellectual Technology Co., Ltd.	Sales of products	30,761	4,602	66,096
Kunshan Tungray Intelligent Technology Co., Ltd.	Sales of products	-	57,490	-
Kunshan Tongri Intelligent Manufacturing Technology Research Institute Co., Ltd	Sales of products	-	-	1,093
Total		$39,342	$319,546	$67,189

Purchase from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023	2022
FDT (Qingdao) Intellectual Technology Co., Ltd.	Products and services purchase	$12,298	$961,525	$41,566
Tungray (Kunshan) Industrial Automation Co., Ltd.	Products and services purchase	12,993	-	-
Total		$25,291	$961,525	$41,566

Non-operating income- related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023	2022
Qingdao Tungray Biology Technology Co., Ltd	Lease income	$19,762	$19,126	$25,129

Rental expenses- related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023	2022
Qingdao Tungray Technology Development Co., Ltd	Lease expense	$59,963	$66,476	$51,219
Jingan Tang	Lease expense	71,255	72,411	63,841
Total		$131,218	$138,887	$115,060

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee which is tasked with review and approval of all related party transactions.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and entitled to vote at the Meeting will be required to re-elect all of the Director Nominees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE RE-ELECTION TO THE BOARD OF DIRECTORS OF ALL OF THE NOMINEES.

PROPOSAL NO. 2

On June 9, 2025, the Audit Committee dismissed Marcum Asia CPAs LLP and appointed Guangdong Prouden CPAs GP as its independent registered public accounting firm, effective on the same day for the fiscal year ending December 31, 2025 (the “Change of Auditor”).  The Change of Auditor was made after careful consideration and evaluation process by the Company and the Audit Committee. The Company’s decision to make the Change of Auditor was not the result of any disagreement between the Company and Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

We are asking our shareholders to ratify the selection of Guangdong Prouden CPAs GP as our independent registered public accounting firm. In the event our shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment.

We have been advised by Guangdong Prouden CPAs GP that neither the firm nor any of its associates had any relationship during the last fiscal year with our company other than the usual relationship that exists between independent registered public accountant firms and their clients. Representatives of Guangdong Prouden CPAs GP are not expected to attend the Meeting in person and therefore are not expected to be available to respond to any questions.

Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, the independent auditor of the Company prior to the Change of Auditor on June 9, 2025, for the periods indicated.

	December 31, 2024	December 31, 2023
	USD	USD
Audit Fees	$418,250	$376,397

Audit Fees — This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

Policies and Procedures Relating to Approval of Services by Our Independent Registered Public Accountants

The Audit Committee is solely responsible for the approval in advance of all audit and permitted non-audit services to be provided by our independent registered public accounting firms (including the fees and other terms thereof), subject to the de minimus exceptions for non-audit services provided by Section 10A(i)(1)(B) of the Exchange Act, which services are subsequently approved by the Audit Committee prior to the completion of the audit. None of the fees listed above are for services rendered pursuant to such de minimus exceptions.

The Audit Committee of our Board has established its pre-approval policies and procedures, pursuant to which the Audit Committee approved the audit services to be provided by Guangdong Prouden CPAs GP for the fiscal year ending December 31, 2025. The full Audit Committee approves proposed services, and fee estimates for these services. One or more independent directors serving on the Audit Committee may be delegated by the full Audit Committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full Audit Committee at its next scheduled meeting.

Vote Required

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and entitled to vote at the Meeting will be required to approve the appointment of Guangdong Prouden CPAs GP.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE APPOINTMENT OF GUANGDONG PROUDEN CPAS GP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AS DESCRIBED IN THIS PROPOSAL 2.

PROPOSAL NO. 3

The Board has approved the Tungray Technologies Inc 2025 Equity Incentive Plan (the “2025 Plan”), subject to shareholder approval. Our employees, officers, directors, and consultants are eligible to be granted share options (including incentive share options), restricted share awards, restricted share unit awards, share appreciate rights, performance units and performance shares (each, an “Award”) under the 2025 Plan. The 2025 Plan is expected to be administered by the Compensation Committee, which has all the power to administer the 2025 Plan according to its terms, including the power to grant Awards, determine who may be granted Awards and the types and amounts of Awards to be granted, prescribe Award agreements, and establish programs for granting Awards. Awards may be made under the 2025 Plan for up to 1,180,000 Class A ordinary shares. No awards have been granted under the 2025 Plan as of today.

The purpose of the 2025 Plan is to recognize contributions made to our company and its affiliates by such individuals and to provide them with additional incentive to achieve the objectives of our Company. The following is a summary of the 2025 Plan and is qualified by the full text of the 2025 Plan.

Administration.    The 2025 Plan will be administered by the Compensation Committee of the Board (we refer to body administering the 2025 Plan as the “Committee”).

Number of Class A Ordinary Shares.    The number of Class A ordinary shares that may be issued under the 2025 Plan is 1,180,000. Shares issuable under the 2025 Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the 2025 Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the 2025 Plan. The number of Class A ordinary shares issuable under the 2025 Plan is subject to adjustment, in the event of any dividend, share split, combination or exchange of Shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to its shareholders, or any other change affecting the Class A ordinary shares or the share price of an ordinary share. In each case, the Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the 2025 Plan. No award granted under the 2025 Plan may be transferred, except by will, the laws of descent and distribution.

Eligibility.    All employees (including officers), directors, and consultants of the Company and its subsidiaries are eligible to receive awards under the 2025 Plan.

Awards to Participants.    The Plan provides for discretionary awards of, among others, share options (including incentive share options), restricted share awards, restricted share unit awards, share appreciate rights, performance units and performance shares to participants. Each Award made under the 2025 Plan will be evidenced by a written award agreement specifying the terms and conditions of the Award as determined by the Committee in its sole discretion, consistent with the terms of the 2025 Plan.

Share Options.    The Committee has the discretion to grant non-qualified share options to participants or incentive share options to employees of the Company or its affiliates, and to set the terms and conditions applicable to the options, including the type of option, the exercise price, the number of shares subject to the option and the vesting schedule; each option will expire upon such date as set forth in the award agreement, but shall in no case expire later than ten years from the date of grant and no dividend equivalents may be paid with respect to share options. The exercise price of any share option granted to any ten-percent holders of the total combined voting power of all classes of shares of the Company or any parent or subsidiary of the Company may not be less than 110% of fair market value on the date of grant and such option may not be exercisable for more than five years from the date of grant.

Restricted Share Awards.    The Committee has the discretion to grant share awards to participants. Class A ordinary shares may be granted for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the Award, will be at the discretion of the Committee. A participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares, only once the restrictions and vesting conditions are lifted.

Restricted Share Unit Awards.    The Committee may, in its discretion, grant share unit awards to any participant. Each share unit subject to the Award shall entitle the participant to receive, on the date or the occurrence of an event (including the attainment of performance goals) as described in the share unit award agreement, a share or cash equal to the fair market value of a share on the date of such event as provided in the share unit award agreement.

Share Appreciation Rights or SAR.    The Committee may grant SARs to participants. Upon exercise, an SAR entitles the participant to receive from the Company the number of shares having an aggregate fair market value equal to the excess of the fair market value of one share as of the date on which the SAR is exercised over the exercise price, multiplied by the number of shares with respect to which the SAR is being exercised. The Committee, in its discretion, shall be entitled to cause the Company to elect to settle any part or all of its obligations arising out of the exercise of an SAR by the payment of cash in lieu of all or part of the shares it would otherwise be obligated to deliver in an amount equal to the fair market value of such shares on the date of exercise. The terms and conditions of any such Award shall be determined at the time of grant.

Performance Share and Performance Unit Awards.    The Committee may, in its discretion, grant performance share or share unit awards to any participant. Performance shares may be granted for appropriate consideration as determined by the Board, subject to the attainment of performance goals as described in the performance share award agreement. Each performance share unit subject to the Award shall entitle the participant to receive, on the date or the occurrence of the attainment of performance goals as described in the performance share unit award agreement, a share or cash equal to the fair market value of a Share on the date of such event as provided in the share unit award agreement.

Amendment and Termination of the Equity Incentive Plan.    The Compensation Committee or the Board may, at any time terminate, and from time to time may amend or modify the 2025 Plan; provided, however, that no amendment or modification may become effective without approval of the amendment or modification by the shareholders of the Company if shareholder approval is required to enable the 2025 Plan to satisfy any applicable statutory or regulatory requirements. No amendment, modification or termination of the 2025 Plan shall in any manner adversely affect any awards theretofore granted under the 2025 Plan without the consent of the holders or the permitted transferee(s) of such Awards, subject always to applicable laws. No Awards may be granted or awarded during any period of suspension or after termination of the 2025 Plan.

Duration of the Plan.    The 2025 Plan shall terminate the tenth anniversary of the effective date of the 2025 Plan unless earlier terminated. Awards outstanding at the time of the 2025 Plan’s termination may continue to be exercised in accordance with their terms and shall continue to be governed by and interpreted consistent with the terms of the 2025 Plan.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the ordinary shares present in person or represented by proxy and entitled to vote at the Meeting is required for approval of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE TUNGRAY TECHNOLOGIES INC 2025 EQUITY INCENTIVE PLAN AS DESCRIBED IN THIS PROPOSAL 3.

OTHER MATTERS

The Board is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

By order of the Board of Directors
August 12, 2025	/s/ Wanjun Yao
Wanjun Yao
Chairman of the Board of Directors

EXHIBIT A

FORM OF PROXY

TUNGRAY TECHNOLOGIES INC
#02-01, 31 MANDAI ESTATE
INNOVATION PLACE TOWER 4
SINGAPORE 729933
TEL. +65 6636 9820

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on September 18, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on September 18, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V77680-P37420 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

TUNGRAY TECHNOLOGIES INC

The Board of Directors recommends you vote FOR the following proposals:

Nominees:	**For**	**Against**	**Abstain**
1a. Wanjun Yao	☐	☐	☐
1b. Jingan Tang	☐	☐	☐
1c. Kevin D. Vassily	☐	☐	☐
1d. Weston Twigg	☐	☐	☐
1e. David Ping Li	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

A-1

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy Statement is available at www.proxyvote.com.

V77681-P37420

TUNGRAY TECHNOLOGIES INC
ANNUAL MEETING OF SHAREHOLDERS
SEPTEMBER 19, 2025, 9:00 PM ET (SEPTEMBER 20, 2025, 9:00 AM SINGAPORE TIME)
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) Lei Yao, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of TUNGRAY TECHNOLOGIES INC that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at September 19, 2025, 9:00 PM ET (September 20, 2025, 9:00 AM Singapore time), at #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933 and virtually by teleconference for which you register in advance: https://forms.cloud.microsoft/r/n9UUNQGknZ, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

A-2

EXHIBIT B

TUNGRAY TECHNOLOGIES INC

2025 EQUITY INCENTIVE PLAN

1. Purposes of the Plan. Tungray Technologies Inc, a Cayman Islands company (the “Company”) hereby establishes the Tungray Technologies Inc 2025 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging Employees, Directors and Consultants to focus on the Company’s performance, (b) encouraging the attraction and retention of Employees, Directors and Consultants with exceptional qualifications, and (c) providing incentives that align the interests of Employees, Directors and Consultants with those of the shareholder of the Company. The Plan permits the grant of Incentive Share Options, Nonstatutory Share Options, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units, and Performance Shares as the Administrator may determine.

2. Definitions. The following definitions will apply to the terms in the Plan:

“Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4.

“Affiliate” means any corporation, partnership, limited liability company, limited liability partnership, business trust, or other entity or person controlling, controlled by or under common control of the Company, as determined by the Administrator in its sole discretion.

“Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government order, and the rules of any applicable stock exchange, of any jurisdiction applicable to Awards granted to residents therein.

“Award” means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Shares, Restricted Share Units, Performance Units, and Performance Shares.

“Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company, as constituted from time to time.

“Cause” means, with respect to a Participant, unless in the case of a particular Award, the particular Award Agreement states otherwise, (a) the Company or the relevant Subsidiary, having “cause,” “just cause” or term of similar meaning or import, to terminate a Participant’s employment or service, as defined in any employment, consulting or services agreement with the Participant in effect at the time of such termination, or (b) in the absence of any such employment, consulting or services agreement (or the absence of any definition of “cause,” “just cause” or term of similar meaning or import contained therein), the following events or conditions, as determined by the Administrator in its sole discretion:

(i)	any commission of an act of theft, embezzlement, fraud, dishonesty, ethical breach or other similar acts, or commission of a criminal offense;

(ii)

any material breach of any agreement or understanding between the Participant and the Company or the relevant Subsidiary including, without limitation, any applicable intellectual property and/or invention assignment, employment, non-competition, confidentiality or other similar agreement or the Company’s or the relevant Subsidiary’s code of conduct or other workplace rules;

(iii)	any material misrepresentation or omission of any material fact in connection with the Participant’s employment with the Company or the relevant Subsidiary or service as a Service Provider;

(iv)

any material failure to perform the customary duties as an Employee or Director, to obey the reasonable directions of a supervisor or to abide by the policies or codes of conduct of the Company or the relevant Subsidiary or to satisfy the requirements or working standards of the Company or the relevant Subsidiary during any applicable probationary employment period; or

(v)	any conduct that is materially adverse to the name, reputation or interests of the Company or any Subsidiary.

“Change in Control” means the occurrence of any of the following events:

(i)

Any transaction as a result of which any person is the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least 50% of the total voting power represented by the Company’s then outstanding voting securities. For purposes of this subsection (i), the term “person” shall have the same meaning as when used in sections 13(d) and 14(d) of the Exchange Act but shall exclude (A) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or of a Parent or Subsidiary, and (B) a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the shares of the Company. For purposes of this subsection (i), the acquisition of additional shares by any one person, who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered an additional Change in Control;

(ii)

A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Directors at the time of such election or nomination (except where such election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iii)

The consummation of the sale, transfer or other disposition by the Company of all or substantially all of the Company’s assets, except with respect to a sale, transfer or other disposition of assets to a Parent, Subsidiary, or Affiliate;

(iv)

The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (i) the continuing or surviving entity and, (ii) any direct or indirect Parent corporation of such continuing or surviving entity.

For avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. The foregoing notwithstanding, if the Award constitutes non-qualified deferred compensation under Section 409A of the Code, in no event shall a Change in Control be deemed to have occurred unless such change shall satisfy the definition of a change in control under Section 409A of the Code.

“Code” means the Internal Revenue Code of 1986, as amended. Any reference in the Plan to a section of the Code will be a reference to any successor or amended section of the Code.

“Committee” means a committee appointed by the Board that consists of one or more Board members or other individuals satisfying all Applicable Laws. As of the Effective Date, and until otherwise determined by the Board, the Compensation Committee of the Board will serve as the Committee.

“Company” means Tungray Technologies Inc, a Cayman Islands company, or any successor thereto. For purposes of the Plan, the term “Company” shall include any present or future Parent and Subsidiary.

“Consultant” means any person, including an advisor, but who is not an Employee or an Director, engaged by the Company or any Subsidiary of the Company to render services to such entity if: (i) such person renders bona fide services to the Company or any Subsidiary; (ii) the services rendered by such person are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (iii) such person is a natural person who has contracted directly with the Company or any Subsidiary to render such services.

“Director” means a member of the Board or any board of directors (or similar governing authority) of any Subsidiary, including a non-employee Director.

“Disability” unless otherwise defined in an Award Agreement, means that the Participant qualifies to receive long-term disability payments under the Company’s or any Subsidiary’s long-term disability insurance program, as it may be amended from time to time, to which the Participant provides services regardless of whether the Participant is covered by such policy. If the Company or a Subsidiary to which the Participant provides service does not have a long-term disability plan in place, “Disability” means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

“Employee” means any natural person employed by the Company or any Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exercise Price” in the case of an Option, means the amount for which one Share may be purchased upon exercise of such Option, as specified in the applicable Option Award Agreement. “Exercise Price,” in the case of a SAR, means an amount, as specified in the applicable SAR Agreement, which is subtracted from the Fair Market Value of one Share in determining the amount payable upon exercise of such SAR.

“Fair Market Value” means, as of any date, the value of Shares determined as follows:

(i)

If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation, the New York Stock Exchange or the Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported on the website maintained by such exchange or market system or such other source as the Administrator deems reliable;

(ii)

If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such Shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)

In the absence of an established market for the Shares of the type described in (i) and (ii) above, the Fair Market Value thereof shall be determined by the Administrator in good faith and in its discretion, and such determination shall be conclusive and binding on all persons; provided that if an Award is subject to Section 409A of the Code, then the Fair Market Value shall be determined in accordance with Section 409A of the Code.

“Grant Date” means, for all purposes, the date on which the Administrator completes the corporate action authorizing the grant of an Award or such later date specified by the Administrator, provided that conditions to the exercisability or vesting of Awards shall not defer the Grant Date. Notice of the Administrator’s determination to grant an Award will be provided to each Participant within a reasonable time after the Grant Date.

“Incentive Share Option” or “ISO” means an Option that by its terms qualifies and is otherwise intended to qualify as an Incentive Share Option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

“Memorandum and Articles of Association” means the Company’s Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association currently in effect, including any amendments to either of the foregoing.

“Nonstatutory Share Option” or “NSO” means an Option that by its terms does not qualify or is not intended to qualify as an ISO.

“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

“Option” means a share option granted pursuant to the Plan.

“Optionee” means the holder of an outstanding Option.

“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

“Participant” means the holder of an outstanding Award.

“Performance Period” means any fiscal year of the Company or such other period as determined by the Administrator in its sole discretion.

“Performance Share” means an Award denominated in Shares which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine pursuant to Section 10 hereof.

“Period of Restriction” means the period during which Restricted Shares or Restricted Share Units are subject to forfeiture.

“Performance Unit” means an Award which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10 hereof.

“Plan” means this Tungray Technologies Inc 2025 Equity Incentive Plan, as it may be amended from time to time.

“Restricted Shares” means Shares awarded to a Participant subject to forfeiture in accordance with Section 7.

“Restricted Share Unit” or “RSU” means the right to receive one Share at or after the end of the Period of Restriction, which right is subject to forfeiture in accordance with Section 8 of the Plan.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means an Employee, Director or Consultant.

“Share” means a Class A ordinary share in the Company, par value $0.0001 per share, as adjusted in accordance with Section 11.

“Share Appreciation Right” or “SAR” means the right to receive payment from the Company in an amount no greater than the excess of the Fair Market Value of a Share at the date the SAR is exercised over a specified price fixed by the Administrator in the Award Agreement, which shall not be less than the Fair Market Value of a Share on the Grant Date. In the case of a SAR which is granted in connection with an Option, the specified price shall be the Option Exercise Price.

“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Shares Subject to the Plan.

a.	Shares Subject to the Plan. Subject to the provisions of Section 11, the maximum aggregate number of Shares that may be issued under the Plan is 1,180,000.

b.

Shares Returned to Reserve.  If Restricted Shares or Shares issued upon the exercise of an Award under the Plan are forfeited or repurchased, then such shares shall again become available for Awards under the Plan. Any Shares subject to an Award that expires or is canceled, forfeited, or terminated without issuance of the full number of Shares to which the Award related will again be available for issuance under the Plan. Notwithstanding the foregoing, the following Shares shall not again become available for Awards or increase the number of Shares available for grant under the Plan: (i) Shares tendered by the Participant or withheld by the Company in payment of the purchase price of an Option issued under the Plan, (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award, (iii) Shares repurchased by the Company with proceeds received from the exercise of an Option issued under the Plan, and (iv) Shares subject to a SAR issued under this Plan that are not issued in connection with the share settlement of that SAR upon its exercise. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment shall not reduce the number of Shares available for issuance under the Plan.

c.	Share Reserve. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4.	Administration of the Plan.

a.

Administrator. The Committee shall serve as Administrator of the Plan. The Committee shall consist of no less than two (2) non-employee directors who shall be appointed by the Board. The Committee shall be comprised solely of non-employee director who are (a) “outside directors” under Section 162(m) of the Code, (b) “non-employee directors” under Rule 16b-3 of the Exchange Act, and (c) who meet any listing standards prescribed by the principal securities market on which the Company’s equity securities are traded.

b.

Powers of the Administrator. Subject to the provisions of the Plan and the approval of any relevant authorities, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

i.	to determine the Fair Market Value;

ii.	to select the Service Providers to whom Awards may be granted hereunder;

iii.	to determine the type of Award and number of Shares to be covered by each Award granted hereunder;

iv.	to approve forms of agreement for use under the Plan;

v.

to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the Exercise Price, the time or times when Awards may be exercised (which may be based on continued employment, continued service or performance criteria), any vesting acceleration (whether by reason of a Change of Control or otherwise) or waiver of forfeiture, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

vi.

to construe and interpret the terms of the Plan, Awards granted pursuant to the Plan, and any Award Agreements, including the right to construe disputed or doubtful Plan, Award, or Award Agreement provisions;

vii.	to prescribe, amend and rescind rules and regulations relating to the Plan;

viii.

to modify or amend each Award to the extent any modification or amendment is consistent with the terms of the Plan, and does not materially impair the rights of any Participant unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company;

ix.	to allow Participants to satisfy withholding tax obligations in such manner as prescribed in Section 12;

x.	to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

xi.	to delay issuance of Shares or suspend Participant’s right to exercise an Award as deemed necessary to comply with Applicable Laws;

xii.

to the extent permitted by Applicable Laws, to delegate, as it may deem appropriate, to one or more Officers of the Company the authority to grant Awards to Service Providers who are not Officers and Directors, and exercise such other powers under the Plan as the Administrator may determine, in accordance with such guidelines as the Administrator shall set forth at any time or from time to time; and

xiii.	to make all other determinations deemed necessary or advisable for administering the Plan.

c.

Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards. Any decision or action taken or to be taken by the Administrator, arising out of or in connection with the construction, administration, interpretation and effect of the Plan and of its rules and regulations, shall, to the maximum extent permitted by Applicable Laws, be within its absolute discretion (except as otherwise specifically provided in the Plan) and shall be final, binding and conclusive upon the Company, all Participants and any person claiming under or through any Participant.

5. Provisions Appliable to Awards.

a.

Eligibility. As determined by the Administrator, NSOs, Restricted Shares, Restricted Share Units, SARs, Performance Units, or Performance Shares may be granted to Service Providers either alone or in combination with any other Awards and ISOs may be granted to Employees of the Company, and of any Subsidiary.

b.

Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

c.

Termination for Cause. Unless otherwise provided in the Award Agreement, if a Participant’s employment or service is terminated for Cause, the Participant’s unexercised Awards will terminate upon such termination for Cause, whether or not the Award is then vested and/or exercisable.

d.

Transfer; Approved Leave of Absence. For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer of employment to the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another, or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.

e.	No Transferability; Limited Exception to Transfer Restrictions.

i.	Limits on Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 5e, by Applicable Law and by the Award Agreement, as the same may be amended:

(a)	all Awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge;

(b)	Awards will be exercised, during the lifetime of the Participant, only by the Participant; and

(c)	amounts payable or shares issuable pursuant to an Award will be delivered only to (or for the account of), and, in the case of Shares, registered in the name of, the Participant.

In addition, the shares shall be subject to the restrictions set forth in the applicable Award Agreement.

ii.

Exceptions to Limits on Transfer. Notwithstanding the foregoing, upon notice to the Administrator no provision herein shall prevent or forbid transfers to a trust that was established solely for tax planning purposes and not for purposes of profit or commercial activity or, to one or more “family members” (as such term is defined in SEC Rule 701 promulgated under the Securities Act of 1933, as amended) by gift or pursuant to a qualified domestic relations order.

f.

Beneficiaries. Notwithstanding Section 5e, a Participant may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written consent of the Participant’s spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Administrator.

g.

Fractional Shares. No fractional Shares shall be issued and the Administrator shall determine, in its discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down as appropriate.

h.

Share Certificate. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel, that the issuance of such Shares is in compliance with the Company’s Memorandum and Articles of Association, all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with all Applicable Laws, and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Administrator may place legends on any Share certificate to reference restrictions applicable to the Share. In addition to the terms and conditions provided herein, the Administrator may require that a Participant make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

i.

Repricing. To the extent not prohibited by Appliable Laws (including any applicable stock exchange rule), the repricing or termination and subsequent repricing of Options or SARs at a lower purchase price per Share than the original grant is permitted without prior shareholder approval. The Administrator may authorize the Company to issue new Option or SAR Awards in exchange for the surrender and cancellation of any or all outstanding Awards, subject to the consent of any Participant whose rights would be impaired. The Administrator may at any time repurchase Options with payment in cash, Shares or other consideration, based on such terms and conditions as the Administrator and the Participant shall agree.

6. Share Options.

a.

Grant of Options. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator will determine in its sole discretion.

b.

Option Award Agreement. Each Option shall be evidenced by an Award Agreement that shall specify the type of Option granted, the Exercise Price, the exercise date, the term of the Option, the number of Shares to which the Option pertains, vesting criteria and such other terms and conditions (which need not be identical among Participants) as the Administrator shall determine in its sole discretion.

c.

Exercise Price. The Exercise Price for the Shares to be issued pursuant to exercise of an Option will be no less than the Fair Market Value per Share on the Grant Date. Notwithstanding the above or any other term in this Plan or any Award Agreement, Notwithstanding any other provision of the Plan to the contrary, Shares shall be issued pursuant to exercise of an Option at a price at least equal to their par value.

d.

Term of Options. The term of each Option will be stated in any Award Agreements. Unless terminated sooner in accordance with the Plan or Award Agreement, no Option shall be exercisable on or after the tenth anniversary of the Grant Date.

e.	Time and Form of Payment.

i.

Exercise Date. Each Award Agreement shall specify how and when Shares covered by an Option may be purchased. The Award Agreement may specify waiting periods, the dates on which Options become exercisable or “vested” and, subject to the termination provisions of the Option, exercise periods. The Administrator may accelerate the exercisability of any Option or portion thereof.

ii.

Exercise of Option. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company receives: (1) notice of exercise (in such form as the Administrator shall specify from time to time) from the person entitled to exercise the Option, and (2) full payment for the Shares with respect to which the Option is exercised (together with all applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan (together with all applicable withholding taxes). Until the Shares are issued (as evidenced by the appropriate entry in the register of members of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares subject to the Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 11.

iii.	Payment. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment.

(1)

General Rule. The entire Exercise Price of Shares issued upon exercise of Options shall be payable in cash or cash equivalents at the time when such Shares are purchased, except that the Administrator at its sole discretion may accept payment of the Exercise Price in any other form(s) described in this Section 6eiii. However, if the Optionee is a Director or an Officer of the Company, he or she may pay the Exercise Price in a form other than cash or cash equivalents only to the extent permitted by section 13(k) of the Exchange Act;

(2)

Surrender of Shares. With the Administrator’s consent, all or any part of the Exercise Price may be paid by surrendering, or attesting to the ownership of, Shares that are already owned by the Optionee. Such Shares shall be valued at their Fair Market Value on the date when the new Shares are purchased under the Plan.

(3)

Exercise/Sale. With the Administrator’s consent, all or any part of the Exercise Price and any withholding taxes may be paid by delivering (on a form prescribed by the Company) an irrevocable direction to a securities broker approved by the Company to sell all or part of the Shares being purchased under the Plan and to deliver all or part of the sales proceeds to the Company.

(4)

Promissory Note. With the Administrator’s consent, all or any part of the Exercise Price and any withholding taxes may be paid by delivering (on a form prescribed by the Company) a full-recourse promissory note that is consistent with Applicable Laws.

(5)	Other Forms of Payment. With the Administrator’s consent, all or any part of the Exercise Price and any withholding taxes may be paid in any other form that is consistent with Applicable Laws.

f.	Effects of Termination of Employment or Service on Options. Termination of employment or service shall have the following effects on Options granted to the Participants:

i.

Termination for Cause. Unless otherwise provided in the Award Agreement, if a Participant’s employment or service is terminated by the Company or any Subsidiary for Cause, the Participant’s Options will terminate upon such termination, whether or not the Option is then vested and/or exercisable;

ii.	Death or Disability. Unless otherwise provided in the Award Agreement, if a Participant’s employment or service terminates as a result of the Participant’s death or Disability:

(1) to the extent that such Options were vested and exercisable on the date of the Participant’s termination on account of death or Disability, the Participant (or his or her legal representative or beneficiary, in the case of the Participant’s Disability or death, respectively) may exercise his or her Option within such period of time ending on the earlier of (a) the date 12 months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Participant does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate; and

(2) the Options, to the extent not vested and exercisable on the date of the Participant’s termination of employment or service, shall terminate upon the Participant’s termination of employment or service on account of death or Disability.

iii.

Other Terminations of Employment or Service. Unless otherwise provided in the Award Agreement, if a Participant’s employment by or service to the Company or any Subsidiary terminates for any reason other than a termination by the Company or any Subsidiary for Cause or because of the Participant’s death or Disability:

(1) to the extent that such Options were vested and exercisable on the date of the Participant’s such termination of employment or service, the Participant may exercise his or her Option within such period of time ending on the earlier of (a) the date 3 months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Participant does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate; and

(2) the Options, to the extent not vested and exercisable on the date of the Participant’s termination of employment or service, shall terminate upon the Participant’s termination of employment or service.

j.

Forfeiture of Options. All unexercised Options shall be forfeited to the Company in accordance with the terms and conditions set forth in the Award Agreement and again will become available for grant under the Plan.

h.

Incentive Share Options. Incentive Share Options may be granted to Employees of the Company or any Subsidiary. The terms of any Incentive Share Options granted pursuant to the Plan, must comply with the following additional provisions:

i.

Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Share Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Share Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Share Options.

ii.

Exercise Price. The exercise price of an Incentive Share Option shall be equal to the Fair Market Value on the date of grant. However, the exercise price of any Incentive Share Option granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company may not be less than 110% of Fair Market Value on the date of grant and such Option may not be exercisable for more than five years from the date of grant.

iii.	Expiration of Incentive Share Options. No Award of an Incentive Share Option may be made pursuant to this Plan after the tenth anniversary of the Effective Date.

iv.	Right to Exercise. During a Participant’s lifetime, an Incentive Share Option may be exercised only by the Participant.

7. Restricted Shares.

a.

Grant of Restricted Shares. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant the option to subscribe to Restricted Shares to Service Providers in such amounts as the Administrator will determine in its sole discretion.

b.

Restricted Shares Award Agreement. Each Award of Restricted Shares will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, the purchase price of the Shares, if any, and the means of payment for the Shares, vesting criteria, transferability restrictions, and such other terms and conditions (which need not be identical among Participants) as the Administrator will determine in its sole discretion. Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Administrator shall determine. Unless the Administrator determines otherwise, the Company shall instruct the transfer agent to issue, allot and register the Restricted Shares under the name of the Participants in the register of members of the Company when the restrictions on such Restricted Shares have lapsed. If at the approval of the Administrator the Restricted Shares are registered in the name of the Participant before the restrictions on such Restricted Shares have lapsed, such Restricted Shares must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares.

c.	Terms and Conditions.

i.

Vesting Conditions. During the Period of Restriction, the option to subscribe to Restricted Shares shall be subject to forfeiture or cancellation arising on the basis of such conditions as the Administrator may determine in its sole discretion. Any such risk of forfeiture may be waived or terminated, or the Period of Restriction shortened, at any time by the Administrator on such basis as it deems appropriate.

ii.

Sale Price. Restricted Shares may be sold or awarded under the Plan for such consideration as the Administrator may determine, including (without limitation) cash, cash equivalents, property, full-recourse promissory notes, past services and future services. If the Participant is a Director or an Officer of the Company, he or she may pay for Restricted Shares with a promissory note only to the extent permitted by section 13(k) of the Exchange Act. Within the limitations of the Plan, the Administrator may accept the cancellation of outstanding Options or SARs in return for the grant of Restricted Shares.

iii.

No Voting or Dividend Rights. Unless the Administrator determines otherwise, until the restrictions on the Restricted Shares have lapsed and Restricted Share are registered in the register of members of the Company, no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Restricted Shares. Unless the Administrator determines otherwise, no adjustment will be made for a dividend or other right for which the record date is prior to the date when the restrictions on the Restricted Shares have lapsed, except as provided in Section 11.

iv.

Transferability. Except as provided in the Plan, the option to subscribe to Restricted Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

d.

Removal of Restrictions. All restrictions imposed on Restricted Shares shall lapse and the Period of Restriction shall end upon the satisfaction of the vesting conditions imposed by the Administrator. Restricted Shares not previously forfeited will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator (in its discretion) may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

8. Restricted Share Units.

a.

Grant of Restricted Share Units. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant Restricted Share Units to Service Providers in such amounts as the Administrator will determine in its sole discretion.

b.

Restricted Share Units Award Agreement. Each Award of Restricted Share Units will be evidenced by an Award Agreement that will specify the number of Restricted Share Units granted, vesting criteria, form of payout, vesting criteria and such other terms and conditions (which need not be identical among Participants) as the Administrator will determine in its sole discretion. The Administrator may include among such conditions the requirement that the performance of the Company or a business unit of the Company for a specified period of time.

c.

Vesting Conditions. During the Period of Restriction, Restricted Shares Units shall be subject to forfeiture arising on the basis of such conditions as the Administrator may determine in its sole discretion. Any such risk of forfeiture may be waived or terminated, or the Period of Restriction shortened, at any time by the Administrator on such basis as it deems appropriate.

d.

Time and Form of Payment. Upon satisfaction of the applicable vesting conditions, payment of vested Restricted Share Units shall occur in the manner and at the time provided in the Award Agreement. Except as otherwise provided in the Award Agreement, Restricted Share Units may be paid in cash (equal to the aggregate Fair Market Value of the Shares underlying the vested Restricted Share Units), Shares, or a combination thereof at the sole discretion of the Administrator. Restricted Share Units that are fully paid in cash will not reduce the number of Shares available for issuance under the Plan.

e.

No Voting or Dividend Rights. Until the Shares are issued (as evidenced by the appropriate entry in the register of members of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares subject to the Restricted Share Units. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 11.

9.	Share Appreciation Rights.

a.

Grant of SARs. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant SARs to Service Providers in such amounts as the Administrator will determine in its sole discretion.

b.

Award Agreement. Each SAR grant will be evidenced by an Award Agreement that will specify the exercise price, the number of Shares underlying the SAR grant, the term of the SAR, the conditions of exercise, vesting criteria and such other terms and conditions (which need not be identical among Participants) as the Administrator will determine in its sole discretion.

c.

Exercise Price and Other Terms. The Exercise Price for the exercise of an SAR will be no less than the Fair Market Value per Share on the Grant Date. No SAR shall be exercisable on or after the tenth anniversary of the Grant Date. Notwithstanding the above or any other term in this Plan or any Award Agreement, Shares shall be issued pursuant to exercise of an SAR at a price at least equal to their par value.

d.

Time and Form of Payment of SAR Amount. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount no greater than: (i) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price; times (ii) the number of Shares with respect to which the SAR is exercised. An Award Agreement may provide for a SAR to be paid in cash, Shares of equivalent value, or a combination thereof.

10.	Performance Units and Performance Shares.

a.

Grant of Performance Units/Shares. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units/Shares granted to each Participant.

b.

Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

c.

Performance Objectives and Other Terms. The Administrator will set performance objectives or other vesting provisions. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment), or any other basis determined by the Administrator in its discretion. Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

d.

Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

e.

Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination thereof.

f.

Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11.	Adjustments; Dissolution or Liquidation; Merger or Change in Control.

a.

Adjustments. In the event of any dividend, share split, combination or exchange of Shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to its shareholders, or any other change affecting the Shares or the share price of a Share, the Administrator shall make such proportionate adjustments, if any, as the Administrator in its discretion may deem appropriate to reflect such change with respect to (i) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3); (ii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iii) the grant or exercise price per share for any outstanding Awards under the Plan.

b.

Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

c.

Change in Control. In the event of a Change in Control, all outstanding Awards shall be treated as the Administrator (in its discretion) determines, which need provide for treatment of all outstanding Awards (or a portion thereof) in an identical manner and may be effected without consent of a Participant. Such treatment shall provide for one or more of the following:

(i)

The Administrator shall have the discretion, exercisable either at the time an Award is granted or at any time the Award remains outstanding, to provide for automatic acceleration of vesting upon occurrence of a Change in Control, whether or not the Award is assumed or replaced in the Change in Control, or in connection with a termination of a Participant’s Service following a Change in Control.

(ii)

The assumption of any outstanding Awards by the surviving, continuing, successor or purchasing entity or its Parent, provided that the assumption of Options or SARs shall comply with section 424(a) of the Code (whether or not the Options are ISOs).

(iii)

The substitution by the surviving corporation or its Parent of new awards for any outstanding Awards, provided that the substitution of Options or SARs shall comply with section 424(a) of the Code (whether or not the Options are ISOs).

(iv)

Full exercisability of any outstanding Options and SARs and full vesting of the shares of Stock subject to such Options and SARs, followed by the cancellation of such Options and SARs. The full exercisability of any Options and SARs and full vesting of such shares of Stock may be contingent on the closing of the Change in Control. The Optionees shall be able to exercise such Options and SARs during a period preceding the closing date of the Change in Control. Any exercise of such Options and SARs during such period may be contingent on the closing of the Change in Control.

(v)

The cancellation of any outstanding Options and SARs and a payment to the Optionees equal to the excess of (i) the Fair Market Value of the shares of Stock subject to such Options and SARs (whether or not such Options and SARs are then exercisable or such shares of Stock are then vested) as of the closing date of such Change in Control over (ii) their Exercise Price. Such payment shall be made in the form of cash, cash equivalents, or securities of the surviving corporation or its Parent with a Fair Market Value equal to the required amount. Such payment may be made in installments and may be deferred until the date or dates when such Options and SARs would have become exercisable or such shares of Stock would have vested. Such payment may be subject to vesting based on the Optionee’s continuing Service, provided that the vesting schedule shall not be less favorable to the Optionee than the schedule under which such Options and SARs would have become exercisable or such shares of Stock would have vested. If the Exercise Price of the shares of Stock subject to such Options and SARs exceeds the Fair Market Value of such shares of Stock, then such Options and SARs may be cancelled without making a payment to the Optionees. For purposes of this subsection (v), the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security.

(vi)

The cancellation of any outstanding Restricted Share Units and a payment to the Participants equal to the Fair Market Value of the Shares subject to such Restricted Share Units (whether or not such Restricted Share Units are then vested) as of the closing date of such Change in Control. Such payment shall be made in the form of cash, cash equivalents, or securities of the surviving corporation or its Parent with a Fair Market Value equal to the required amount. Such payment may be made in installments and may be deferred until the date or dates when such Restricted Share Units would have vested. Such payment may be subject to vesting based on the Participant’s continuing Service, provided that the vesting schedule shall not be less favorable to the Participant than the schedule under which such Restricted Share Units would have vested. For purposes of this subsection (vi), the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security.

12.

Taxes. No Shares or cash shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Administrator for the satisfaction of any income and employment tax withholding obligations under Applicable Laws. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required or permitted by Applicable Law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Administrator may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy all of the Participant’s income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Administrator, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory income and payroll tax withholding rates that are applicable to such supplemental taxable income under Applicable Laws.

13.

Grants to Foreign Nationals. Awards may be granted to Service Providers who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those applicable to grants to Services Providers in the United States as in the judgment of the Administrator may be necessary or desirable in order to recognize differences in local law or tax policy, and such Awards shall be considered granted pursuant to a non-U.S. sub-plan. The Administrator also may impose conditions on the exercise or vesting of Awards in order to minimize the company’s obligation with respect to tax equalization for employees on assignments outside their home country.

14.

No Rights to Awards. No Participant, employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Administrator is obligated to treat Participants, employees, and other persons uniformly.

15.

No Effect on Employment or Service. Neither the Plan nor any Award will confer upon any Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company or any Subsidiary of the Company, nor will they interfere in any way with the Participant’s right or the Company’s or any Subsidiary’s right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

16.

Effective Date. The Plan is effective as of the date it is adopted and approved by the Board in accordance with the applicable provisions of the Company’s Memorandum and Articles of Association (the “Effective Date”). The Company will obtain shareholder approval of the Plan only to the extent necessary and desirable to comply with Applicable Laws (including any applicable exchange rule).

17.

Term of Plan. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

18. Amendment and Termination of the Plan.

a.	Amendment and Termination. The Board in its sole discretion may at any time amend, alter, suspend or terminate the Plan.

b.

Shareholder Approval. The Company will obtain shareholder approval of any Plan amendment only to the extent necessary and desirable to comply with Applicable Laws (including any applicable exchange rule).

c.

Effect of Amendment or Termination. Except with respect to amendments made to the extent necessary and desirable to comply with Applicable Laws (including any applicable stock exchange rules), no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

19. Government and Other Regulations. The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all Applicable Laws and to such approvals by government agencies as may be required. The Company shall be under no obligation to register any of the Shares paid pursuant to the Plan under the Securities Act or any other similar law in any applicable jurisdiction. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act or other Applicable Laws, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption. In addition, the Administrator may delay or suspend the issuance and delivery of Shares, suspend the exercise of Options or SARs, or suspend the Plan as necessary to comply with Applicable Laws. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

20. Corporate Restrictions on Rights in Shares. Any Shares to be issued pursuant to Awards granted under the Plan shall be subject to all restrictions upon the transfer thereof which may be now or hereafter imposed by the memorandum and articles of association of the Company. In addition, either at the time an Award is granted or by subsequent action, the Administrator may, but need not, impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales or other subsequent transfers by a Participant, or a holder of Shares acquired pursuant to the Plan, of any Share issued under an Award, including without limitation (a) restrictions under an insider trading policy, (b) restrictions designed to delay and/or coordinate the timing and manner of transfers, sales or otherwise dispositions by the Participant(s) (e.g., a lock-up arrangement with an underwriter of the Company), and (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

21. Clawback Policy. Awards granted under the Plan and any gross proceeds received by Participants with respect to Awards granted under the Plan shall be subject to the Company’s clawback policy, as amended from time to time, to comply with regulations related to recoupment or clawback of compensation adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing standards of any national securities exchange on which the Company’s securities are listed or any other applicable law, rule, or regulation. Clawback can, if applicable and where permitted by applicable local law, be made by deducting payments that will be due in the future (including salary, bonuses, and other forms of compensation). A Participant’s acceptance of an Award under the Plan shall constitute such Participant’s acknowledgement and recognition that the Participant’s compliance with this Section 21 is a condition for the Participant’s receipt of the Award.

22. Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the internal laws of the State of New York, without giving effect to principles of conflicts of laws.

23. Section 409A. To the extent that the Administrator determines that any Award granted under the Plan is or may become subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A of the Code and the U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulation or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A of the Code and related U.S. Department of Treasury guidance (including such U.S. Department of Treasury guidance as may be issued after the Effective Date), the Administrator may adopt such amendments to the Plan and the applicable Award agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines is necessary or appropriate to (a) exempt the Award from Section 409A of the Code and /or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance.

Adopted by the Board of Directors on August 12, 2025.